[Letterhead Cooley LLP]

Andrew S. Williamson

T: (415) 693-2199

dwilliamson@cooley.com

January 6, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	TriNet Group, Inc.

Registration Statement on Form S-1

Filed November 21, 2013

File No. 333-192465

Dear Ms. Ransom:

On behalf of TriNet Group, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated December 19, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on November 21, 2013. We are also electronically transmitting for filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). We are also sending the Staff a hard copy of this letter, the Amended Registration Statement, including a version marked to show changes to the Original Registration Statement, and certain supplemental materials requested by the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

The Company acknowledges the Staff’s comment and confirms that it will file a subsequent amendment containing the required information, including, without limitation, the offering price, underwriting discounts and the number of shares, as soon as practicable after such information is available and with sufficient time for the Staff to review such information.

2.	Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

The Company acknowledges the Staff’s comment and confirms that the Staff will be provided with the necessary information from FINRA prior to effectiveness of the Registration Statement.

3.	With respect to all third-party statements in your prospectus—such as market data by the National Association of Professional Employer Organizations—please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

The Company is submitting, under separate cover, the industry reports cited throughout the prospectus, marked to highlight the applicable portions cited and with cross-references to the supported statements in the Amended Registration Statement (the “Industry Reports”). None of the reports cited was prepared for the Company or in connection with the offering. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return such reports upon the completion of its review.

4.	Please provide us with copies of additional artwork, if any, you intend to include on the inside front and/or inside back cover pages of the prospectus. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

The Company acknowledges the Staff’s comment and advises the Staff that it will submit, under separate cover, the proposed graphics that it intends to use in its Registration Statement as soon as practicable after they are available and with sufficient time for the Staff to review such material.

Prospectus Summary, page 1

5.	Please provide support for the statement that you are “a leading provider” of comprehensive human resource solutions, also found on pages 47 and 95.

The Company’s support for this statement is contained in publicly-available information published by the National Association of Professional Employer Organizations (“NAPEO”), a large trade association for professional employer organizations (“PEOs”) nationwide, and the Employer Services Assurance Corporation (“ESAC”), an independent, nonprofit organization that provides an accreditation and financial assurance program for the PEO industry. NAPEO estimates that there are between 700 and 900 PEOs operating in the United States (see http://www.napeo.org/peoindustry/industryfacts.cfm). A review of information available on ESAC’s website (http://www.accessesac.org/esac/find-a-peo-by-state) indicates that the Company is one of only four ESAC-accredited PEOs that offers services in all 50 states.

6.	Please provide the rationale for your estimate that “in 2013 SMBs will spend approximately $90 billion on in-house HR resources, payroll processing and other HR services,” also found on page 86.

To the Company’s knowledge, there is no comprehensive third-party survey or data available that quantifies the Company’s total addressable market in terms of employer spending. The Company derived the $90 billion estimate from information contained within the Industry Reports. We refer the Staff to page 46 of the HR Department Benchmarks and Analysis 2013-2014 (the “BNA Report”), published by the Bureau of National Affairs, Inc. (“BNA”). In the BNA Report, BNA concludes that the median per capita HR expenditures budgeted for 2013 by employers with fewer than 250 employees and with between 250 and 499 employees were $2,097 and $1,423, respectively. The average of those two amounts is $1,760. The latest U.S. Census Bureau data available indicates that employers with 500 or fewer employees in the United States employed a total of approximately 55 million employees in 2011 (a total that we believe it is reasonable to assume is a smaller number of employees than were so employed in 2013). The product of $1,760 and 55 million employees suggests a market size of $94.6 billion, or $89.8 billion after accounting for the approximately 5% of U.S. employees of SMBs that outsource to a full-service provider like the Company. The Company believes this estimate to be reasonable.

7.	Please provide support for the statements that “[a] large portion of HR-related spending by SMBs has traditionally been on a range of disparate products and services, where companies utilize a combination of third-party service and technology providers and in- house resources to administer the HR function,” and that “SMBs typically cannot afford to invest in a comprehensive technology platform to manage their HR processes and often lack the scale required to negotiate favorable employee health benefit and workers compensation plan terms with insurance companies and other large employee benefits providers.”

We refer the Staff to page 91 of the BNA Report, which identifies 60 activities in ten broad categories that may fall under the direction of human resources departments, observing that the scope of these responsibilities changes each year. These activities include, among others, employment and recruiting, benefits administration, recordkeeping and employee services. The survey data reported by BNA indicates that certain activities, such as training and development or recreational and social programs, are rarely outsourced to a third-party provider. Other activities, including the administration of retirement plans and flexible spending accounts and services offered under Employee Assistance Plans, are frequently outsourced to third-party vendors. We refer the Staff to page 127 of the BNA Report, which reflects the majority of HR departments reported outsourcing at least one HR function in 2013.

As noted in the “Frequently Asked Questions” section of the NAPEO website (http://www.napeo.org/peoindustry/faq.cfm), a benefit of the PEO relationship is that small businesses can pay a small upfront cost for technology infrastructure and platform provided by the PEO. In addition, based on feedback from the Company’s customers, the Company believes that the cost of building and maintaining a technology platform to manage HR processes is prohibitive for many SMBs. As noted on page 97 of the Amended Registration Statement, the Company has invested over $88.0 million in the development of its platform from 2008 through 2012 alone, a cost that would be prohibitive for most SMBs. One of the Company’s clients reported to the Company that the Company’s HR Passport platform is “a premier tool that no one could build internally and maintain with the size of our company.” Feedback from additional Company clients supports the Company’s belief that the breadth of benefits offered and the terms of group plans that the Company is able to offer its clients provides a significant benefit to these SMBs, such as benefits plans at rates and with features that are more competitive than those that an SMB would be able to procure on its own. For the Staff’s reference, we have included herewith links to two press articles further supporting the aforementioned statements: http://csbj.com/2012/10/26/peos-remove-business-burden-create-hr-challenges/ and http://www.2sbdigest.com/Top-Five-Reasons-to-Choose-a-PEO.

The Offering, page 8

8.	We note that funds affiliated with General Atlantic currently hold 72.0% of your outstanding shares, and David C. Hodgson, your director, can be deemed to beneficially own 72.5% of your outstanding shares. Please disclose, here or in the Prospectus Summary, the ownership percentages of such shareholders following the offering, as well as, if applicable, please confirm if you plan to rely on the “controlled company” exemptions provided under the rules of the New York Stock Exchange or the Nasdaq Stock Market, as applicable. Please also add appropriate risk factor disclosure regarding your status as a controlled company, if applicable. Please also briefly describe the history of General Atlantic’s involvement in your business.

In response to the Staff’s comment, the Company has disclosed on page 7 of the Amended Registration Statement the ownership of General Atlantic following the offering. The Company supplementally advises the Staff that it does not intend to rely on the “controlled company” exemptions provided under the rules of the New York Stock Exchange and the Nasdaq Stock Market. The Company further advises the Staff that General Atlantic’s involvement with the Company has solely been as an investor represented on the Company’s Board of Directors. General Atlantic has been an investor in the Company since June 2005, when GA TriNet, LLC, a fund affiliated with General Atlantic, purchased approximately $59.3 million in shares of the Company’s Series G convertible preferred stock. In June 2009, GA TriNet, LLC and HR Acquisitions, LLC, both affiliated with General Atlantic, purchased approximately $75.0 million in shares of the Company’s Series H convertible preferred stock. David C. Hodgson, a member of the Company’s board of directors, is a Managing Director of General Atlantic LLC, an affiliate of the two funds that hold Company stock, GA TriNet, LLC and HR Acquisitions, LLC.

Risk Factors, page 14

9.	Please delete the third sentence of the introductory paragraph of this section. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

In response to the Staff’s comment, the third sentence of the introductory paragraph of the “Risk Factors” section has been deleted, as reflected on page 14 of the Amended Registration Statement.

10.	Please include a risk factor discussing the risks associated with threats to your cyber- security. In this regard, we note your disclosure on page 23 that your computer “systems can be disrupted by, among other things, equipment failures, computer server or systems failures, network outages, malicious acts, software errors or defects, vendor performance problems and power failures.”

In response to the Staff’s comment, a separate cybersecurity-related risk factor has been added on page 24 of the Amended Registration Statement.

Market, Industry and Other Data, page 34

11.	Throughout your prospectus you set forth market data and certain industry data obtained through a variety of sources. You state that you have not independently verified any of the data from the third-party sources. Please revise such statement as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

In response to the Staff’s comment, the disclosure on page 35 of the Amended Registration Statement states that the Company believes the market, industry and other data included in the prospectus is generally accurate and complete.

Use of Proceeds, page 35

12.	Please revise to clarify the amount you intend to repay under your $175.0 million tranche B-1 term loan.

In response to the Staff’s comment, the disclosure on page 36 of the Amended Registration Statement indicates the amount the Company intends to repay under its $175.0 million tranche B-1 term loan. The specific amount to be repaid will be provided in a subsequent amendment to the Registration Statement, after the anticipated size of the offering is known.

Dividend Policy, page 36

13.	We note that your board of directors has declared 3 special dividends since January 1, 2011. We also note your disclosure on page 57 that you paid a special dividend on August 2013, in connection with your entry into a new senior credit facility. Please explain the rationale behind the payment of such dividends, including an analysis of that fact that your business is highly leveraged. In addition, please confirm if your board of directors currently plans to pay similar dividends in the future. Lastly, please further describe the restrictions on your ability to declare and pay cash dividends provided by the terms of your credit facilities. Please see Item 201(c) of Regulation S-K.

In response to the Staff’s comment, page 37 of the Amended Registration Statement contains the requested disclosure.

Dilution, page 39

14.	Please tell us your consideration of excluding deferred loan costs from pro forma net tangible book value as of September 30, 2013.

The Company has concluded that deferred debt issuance costs cannot be sold separately from all other assets of the business and therefore, pursuant to Topic 8, paragraphs 8320 and 8330, of the SEC’s Financial Reporting Manual, determined it to be appropriate to include these costs as an adjustment to net tangible book value. The revised amount of pro forma net tangible book value is set forth on page 40 of the Amended Registration Statement. For the Staff’s reference, the revised disclosure is based on the calculation below (in thousands, except share and per share data):

Pro forma net book value as of September 30, 2013	$(232,566)
Less: Goodwill	(289,463)
Less: Other intangible assets	(149,463)
Less: Deferred financing costs	(23,088)

Pro forma net tangible book value as of September 30, 2013	$(694,580)
Common stock outstanding as of September 30, 2013	7,417,056
Conversion of preferred stock	19,032,854

Total	26,449,910

Net tangible book value per share	$(26.26)

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Provision for (Benefit from) Income Taxes, page 51

15.	We note your statement that you conduct your business “primarily” in the United States. Please disclose the percentage of your business conducted in Canada or other countries.

In response to the Staff’s comment, page 53 of the Amended Registration Statement contains the requested disclosure.

Liquidity and Capital Resources, page 68

16.	We note your statement that your “principle source of liquidity for operations is derived from cash provided by operating activities.” Please explain to what extent your senior credit facility acts as a source of liquidity for operations.

In response to the Staff’s comment, page 70 of the Amended Registration Statement contains the requested disclosure.

17.	Please revise to discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity or operations in any material way, as well as the current and potential future impact of these trends and conditions on your liquidity, operations and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations. Please also address the impact that your acquisitions, as opposed to solely organic growth, have had and are expected to have on your results of operations, including revenues and costs. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

The Company is aware of the obligation to report, and the Company has disclosed, all known trends, demands, commitments, events or uncertainties that it believes will result in or are reasonably likely to impact its liquidity or results of operations in any material way. Disclosure in response to this requirement is contained on pages 50 through 53 and page 71 of the Amended Registration Statement.

Critical Accounting Policies, Estimates and Judgments, page 73

Stock-Based Compensation, page 76

18.	The last line item in the table on page 76 appears to represent the weighted-average grant-date fair value of stock options rather than shares. Please consider revising the line item description for clarity.

In response to the Staff’s comment, the table on page 79 of the Amended Registration Statement has been corrected.

19.	Please explain why the valuation determined as of October 15, 2012 was not used to value the options granted on November 14, 2012. Please also explain why the valuation determined as of February 8, 2013 was not used to value the options granted on February 5, 2013.

In response to the Staff’s comment, page 83 of the Amended Registration Statement contain the requested explanations.

The Company’s policy is to grant stock options using the prevailing value approved by the board of directors at the date the grant is approved by the board of directors. For the stock options granted on November 14, 2012 and on February 5, 2013, the revised valuation referred to in the comment had not been completed and approved by the board of directors as of the grant dates. Management evaluated the financial reporting impact of the change in stock valuation and determined such change to be immaterial (the aggregate difference in grant date fair value of the options granted on November 14, 2012 using the October 15, 2012 valuation would have been $311,000, and the aggregate difference in grant date fair value of the options granted on February 5, 2013 using the February 8, 2013 valuation would have been $700,000).

As noted on page 85 of the Amended Registration Statement, a similar situation occurred with regard to option grants made on July 10, 2013 with an exercise price of $16.40. In August 2013, the Company made a determination to revise the exercise prices of the options granted in July 2013 to the subsequent valuation amount of $26.42 due to the larger number of options granted, the greater magnitude of the aggregate difference in exercise price and the pendency of the Company’s initial public offering.

Business, page 85

20.	We note your discussion about your “in-house approach” presenting a “significant opportunity for [you] to continue to penetrate and expand [your] presence in the SMB market.” We also note your disclosure in your risk factors “[y]our success depends on growth in market acceptance of the human resources outsourcing and related services we provide.” In an appropriate place in your Business discussion, please elaborate upon where you see reasonable opportunities for growth in your services and where you see challenges to such growth.

In response to the Staff’s comment, page 95 of the Amended Registration Statement contain the requested disclosure.

21.	Please elaborate further on your “vertical market expertise” and you focus on “serving clients in specific industry vertical markets,” including what this specific expertise is and how it is developed, and how you plan to utilize this expertise in serving clients.

In response to the Staff’s comment, pages 2 and 88 to 89 of the Amended Registration Statement contain the requested disclosure.

22.	Please describe how your risk management tools allow you to “significantly mitigate employer risk.”

In response to the Staff’s comment, the disclosure on page 93 of the Amended Registration Statement has been clarified.

Competition, page 96

23.	Please provide further disclosure regarding the competitive conditions in which you operate, including but not limited to including, where material, an estimate of the number of competitors, your competitive position and the principal methods of competition. Please also further explain the positive and negative factors pertaining to your competitive position, to the extent they exist and such information is known or reasonably available to you. Please see Item 101(c)(1)(x) of Regulation S-K.

In response to the Staff’s comment, pages 100 and 101 of the Amended Registration Statement contain the requested disclosure.

Management, page 99

Executive Officers, page 99

24.	Please provide the names of the private law firms with which Gregory Hammond was employed. Please see Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, Mr. Hammond’s biography on page 104 of the Amended Registration Statement includes the names of the private law firms by which Mr. Hammond was employed.

Board of Director Independence, page 103

25.	Please provide us with the analysis by which you determined that each of H. Raymond Bingham and David C. Hodgson are “independent directors” under the applicable SEC rules and regulations, as well as applicable stock exchange rules, including but not limited to your analysis of the facts that Mr. Bingham is an Advisory Director of General Atlantic and served as a Managing Director from September 2006 to December 2009 and Mr. Hodgson is a Managing Director of General Atlantic and helped found their partnership, as well as being deemed to beneficially own shares by funds affiliated with General Atlantic. Please also provide the analysis by which you determined Martin Babinec, your 10.2% shareholder and founder, is an “independent director.”

The paragraph noted by the Staff relates to the Company’s findings of independence for board membership generally, and not Audit Committee or Compensation Committee membership (which are discussed separately on pages 108 and 109 of the Amended Registration Statement). Accordingly, in response to the Staff’s comment, the reference to SEC rules and regulations has been deleted in the noted paragraph as reflected on page 107 of the Amended Registration Statement. The Company acknowledges that Mr. Babinec and Mr. Hodgson may be deemed to be affiliates of the Company by virtue of their significant beneficial ownership or deemed beneficial ownership of the Company’s capital stock. Mr. Bingham, on the other hand, does not have voting or dispositive control over the shares of Company stock held by General Atlantic funds. Accordingly, the Company does not believe that Mr. Bingham is an affiliate of the Company.

Affiliate status is not a per se bar to a finding of independence under either the rules of the New York Stock Exchange or the Nasdaq Stock Market for board membership generally (or for Compensation Committee membership). In accordance with these rules, the Company’s board of directors has made a determination that none of its directors, other than Mr. Goldfield, (a) has a relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, or (b) has or had a financial, familial or other relationship with the Company that would give rise to a per se finding of non-independence under the rules of the exchanges. Accordingly, the Company has determined that all of its directors other than Mr. Goldfield meets the standard for independence for board membership generally under both the rules of the New York Stock Exchange and the Nasdaq Stock Market.

Executive Compensation, page 107

Variable Cash Compensation, page 110

26.	Please disclose the revenue and Adjusted EBITDA targets utilized in 2012, the actual revenue and Adjusted EBITDA achieved in 2012, and the manner in which the payouts were made on the basis of the calculated matrix level of 200%. Please refer to Item 402(b) of Regulation S-K.

We note for the Staff that the Compensation Discussion and Analysis (“CD&A”) section appearing on pages 111 through 118 of the Amended Registration Statement has been updated to reflect 2013 compensation information to the extent it is available at this time. The subsequent tables and other executive compensation disclosure appearing on pages 119 through 123 of the Amended Registration Statement have also been revised to take 2013 compensation data into account as appropriate. In some cases blanks appear because the data is not yet available. To the extent such data is not yet available, it will be provided in a subsequent amendment to the Registration Statement. When this data is so provided, in accordance with Regulation S-K Item 402(b) we intend to delete discussion regarding 2012 compensation data from CD&A.

In response to the Staff’s comment, the Company has included the Net Service Revenues and Adjusted EBITDA targets for 2013 in the revised CD&A section. As noted in the CD&A appearing in the Amended Registration Statement, the actual amounts achieved, and the manner in which the payouts will be made, have not yet been determined and will be provided in a subsequent amendment to the Registration Statement.

27.	Please disclose the management business objectives, or MBOs, for each of your executives, as well as how the compensation committee determined that such MBOs were achieved.

In response to the Staff’s comment, the MBOs for 2012 and 2013 have been included on page 115 of the Amended Registration Statement. The levels of MBO achievement for 2013 have not yet been determined and will be provided in a subsequent amendment to the Registration Statement.

Long-Term Equity Incentive Awards, page 111

28.	Please disclose with greater specificity the manner in which you determined the number of options to be awarded to each named executive officer.

In response to the Staff’s comment, this information has been provided with regard to option grants made in 2013 on page 117 of the Amended Registration Statement.

Principal and Selling Stockholders, page 124

29.	Please disclose the names of the 22 GA Managing Directors who are the natural persons who have voting and dispositive power over the shares held by the GA Funds, as described in footnote 1 to the principal and selling stockholders table on page 125. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

In response to the Staff’s comment, the names of the 22 GA Managing Directors are included on page 131 of the Amended Registration Statement.

30.	Please briefly describe the manners in which the selling stockholders acquired the shares to be sold in the offering.

In response to the Staff’s comment, the manner in which the selling stockholders acquired the shares to be sold in the offering is described on page 131 of the Amended Registration Statement.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

31.	In light of the $310,825,000 special dividend paid in the quarter ended September 30, 2013, please tell us your consideration of adjusting pro forma per share data to give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Refer to SAB Topic 1B.3.

In accordance with SAB Topic 1B.3., the Company will include adjusted pro forma per share data in a future amendment to the Registration Statement when the offering price is known. The adjustments will give effect to the increase in the number of shares that, when multiplied by the offering price, would be sufficient to replace the capital distributed in the form of dividends to the extent in excess of earnings.

Notes to Consolidated Financial Statements, page F-8

Note 4. Business Combination, page F-17

32.	Please explain to us the tax code provisions that render goodwill to be deductible for tax purposes and whether this represents an “outside” basis difference. In this regard, please tell us whether you recorded a deferred tax benefit for the deductible goodwill and the basis in GAAP for your treatment of the tax benefit in the purchase price allocation.

Pursuant to Internal Revenue Code (“IRC”) Section 197(a), a taxpayer is entitled to an amortization deduction with respect to any amortizable Section 197 intangible asset, as defined. IRC Section 197(d)(1)(A) specifically defines goodwill as an amortizable intangible asset subject to the structure of the transaction. In the case of Ambrose, the acquired entity was a limited liability company treated as a partnership for federal income tax purposes prior to the acquisition. Following its acquisition by the Company, the entity became a single-member limited liability company, which is disregarded for federal income tax purposes resulting in the transaction, being treated as an asset acquisition pursuant to Revenue Ruling 99-6 and IRC Sections 708, 731, 732, 742 and 1012. Therefore, the basis of the acquired assets equals the basis of the interest acquired, resulting in a step-up basis in the assets for federal income tax purposes, including intangible assets such as goodwill. Because the transaction was accounted for as an asset acquisition with a stepped-up basis, the tax basis is equal to the book basis. There is no “outside” basis difference since this is treated as an asset acquisition and the limited liability company interest is disregarded for federal income tax purposes. Pursuant to ASC 805-740-25-9, the Company’s tax basis was equal to its book basis for the acquired assets, including goodwill, and therefore no deferred income tax balances are reflected on the opening balance sheet in connection with this transaction. Prospectively, the amortization of tax goodwill over 15 years pursuant to IRC Section 197(d) will result in a deferred tax liability.

33.

We note you recorded deferred tax liabilities of $31.3 million associated with the identifiable intangible assets of SOI that we presume are not deductible for tax purposes. Please help us understand the reason(s) for the difference between this amount and the deferred income taxes recorded in the purchase of $17.4 million. To the extent the purchase created additional inside basis differences, please explain.

In connection with its acquisition of SOI, the Company recorded deferred tax liabilities on the book step-up of identifiable intangible assets representing customer relationships, trademarks and additional inside basis differences totaling $81.8 million. The tax effect of these combined items is $31.3 million. In response to the Staff’s comment, clarifying disclosure has been included on page F-18 of the Amended Registration Statement.

Note 8. Notes Payable and Borrowings Under Capital Leases, page F-24

2013 Credit Facility, page F-25

34.	Reference is made to the last paragraph on page F-25 which states that the credit facilities contain provisions that can restrict the payment of dividends by you and your subsidiaries and require you and your subsidiaries to comply with financial covenants to maintain maximum leverage ratios. Please tell us your consideration of disclosing the maximum leverage ratios and the amount of your retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Please also tell us whether these covenants restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or cash dividends. If so, please tell us tell us: (i) the amount of restricted net assets of consolidated subsidiaries as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S- X in accordance with Rule 5-04 of Regulation S-X.

In response to the Staff’s comment, disclosure regarding the Company’s credit facilities’ maximum leverage ratio and dividend restrictions are contained on page F-26 of the Amended Registration Statement.

The borrower under the Company’s credit facilities is TriNet HR Corporation, a direct wholly-owned subsidiary of the Company (the “Borrower”). The credit facilities do not contain restrictions on the ability of subsidiaries of the Borrower to make dividends or other distributions to the Borrower. The credit facilities further specifically allow Borrower to make various types of dividends and distributions to the Company including, among other things, a broad provision enabling the Company to fund all general corporate expenses: “(iv) the Borrower may make Restricted Payments to Holdings at such times and in such amounts as shall be necessary, after giving effect to the amount of cash and cash equivalents then otherwise available to Holdings (including through dividends or other distributions from other Subsidiaries), (A) to permit Holdings to discharge its general corporate and overhead expenses (including franchise taxes and directors fees) incurred in the ordinary course of business and other permitted liabilities and (B) to pay the Tax liabilities of Holdings directly attributable to (or arising as a result of) the operations of the Borrower and the other Subsidiaries.” Accordingly, the Company does not believe that the credit facilities impose any material limitations on the ability of any of its subsidiaries to transfer funds to the Company and disclosures under Rule 4-08(e)(3)(i) and (ii) are not required.

Earnings per Share, page F-31

35.	Please explain why convertible preferred shares are participating securities referencing applicable GAAP. Please also explain how net income and loss are allocated to the convertible preferred shares and your basis for such allocation method. In explaining your basis, please also ensure to explain why losses are not allocated to the convertible preferred shares or any scenario in which losses could be allocated to such preferred. Please be detailed in your response.

ASC 260-10-45-60 provides that “The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common shareholders but does not require the presentation of basic and diluted EPS for securities other than common stock.” Participating securities are securities that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not.

The Company’s Series G and Series H convertible preferred stock are not entitled to receive any preferential dividends; however, if dividends are declared and paid on common stock, the Series H and Series G preferred stock are entitled to share in dividends on a pro-rata basis as if their shares had been converted into shares of common stock. The Company’s Amended and Restated Certificate of Incorporation provides that “The holders of shares of Designated Preferred Stock shall not be entitled to receive any dividends except in accordance with this Section 2. If the Corporation declares and pays dividends on the shares of Common Stock, then, in that event, the holders of shares of Designated Preferred Stock shall be entitled to share in such dividends on a pro rata basis, as if their shares had been converted into shares of Common Stock pursuant to Section 6(a) immediately prior to the record date for determining the stockholders of the Corporation eligible to receive such dividends.” Given such dividend participation, Series G and Series H are considered participating securities.

Further, ASC 260-10-45-67 provides that “An entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the participating security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable. Determination of whether a participating security holder has an obligation to share in the losses of the issuing entity in a given period shall be made on a period-by-period basis, based on the contractual rights and obligations of the participating security. The holder of a participating security would have a contractual obligation to share in the losses of the issuing entity if either of the following conditions is present:

a.	The holder is obligated to fund the losses of the issuing entity (that is, the holder is obligated to transfer assets to the issuer in excess of the holder’s initial investment in the participating security without any corresponding increase in the holder’s investment interest).

b.	The contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuing entity.”

Based on the terms of the preferred stock agreements, the Company notes that Series G and Series H do not have a contractual obligation to share in the losses. Also, neither of the two conditions above are present.

36.

Your description of the numerator of net income attributable to common stock suggests that net income allocated to participating securities is subtracted however the uses of parenthesis with the amounts being allocated suggest that a net loss is being allocated. Please review this presentation for mathematical accuracy and advise why it is correct.

In response to the Staff’s comment, the table on page F-31 of the Amended Registration Statement has been corrected.

Note 12. Income Taxes, page F-34

37.	Please explain the nature of the prior year reconciliation adjustments for 2010 and 2011 in your rate reconciliations on page F-36.

Prior year reconciliation adjustments for each year were as follows (in thousands):

	2010		2011
	$	%	$	%
Pretax Income	9,702	100.0%	20,183	100.0%
Tax Return vs. Provision – State Taxes	(446)	-4.6%	(501)	-2.5%
Tax Return vs. Provision – Transaction Costs	(83)	-0.9%	—	0.0%
Deferred Tax Adjustments – Prior Year	6	0.1%	90	0.4%
Tax Return vs. Provision – Stock Compensation	—	0.0%	(775)	-3.8%
Tax Return vs. Provision – Employment Tax Credits	169	1.8%	—	0.0%

	(354)	-3.6%	(1,186)	-5.9%

The Company recognized a reduction in state/local taxes actually incurred for 2009 and 2010 compared with the blended state/local rate estimated for each year, resulting in a true-up to the tax provision for 2010 and 2011, as indicated above. Blended state rates were computed based on the Company’s prior year apportionment factors and actual state and local tax payments incurred as a percentage of current taxable income.

The Company realized a reduction in non-deductible transaction costs on its 2009 federal income tax return, as filed, compared with amounts estimated at December 31, 2009.

The Company also recognized true-ups in the valuation of its deferred tax assets for 2010 and 2011, as indicated above.

The Company recognized a true-up in the classification of its stock options between qualified (non-deductible) and non-qualified (deductible) stock compensation expense in 2011. The Company did not have the data available at year-end 2010 to allocate stock compensation expense; therefore, the allocation was estimated based on prior stock compensation activity. The information was later compiled in connection with preparation of the Company’s tax return, resulting in a true-up of $1,998,000 (gross) compensation costs that needed to be reclassified as non-qualified stock compensation expense, resulting in a tax expense true-up of $775,000.

Unaudited Pro Forma Combined Financial Information, page F-66

38.	The amount disclosed as consideration transferred for the acquisition of Ambrose Employer Group, LLC in the first paragraph on page F-66 differs the amounts disclosed in Note 2 on page F-69 and Note 4 on page F-17. Please revise for consistency or explain the difference.

In response to the Staff’s comment, the amount appearing on page F-66 of the Amended Registration Statement has been corrected.

Item 16. Exhibits, page II-2

39.	Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

The Company acknowledges the Staff’s comment. Certain exhibits have been filed with the Amended Registration Statement. The Company confirms that it will file all remaining exhibits with sufficient time for the Staff to review such information.

Item 17. Undertakings, page II-4

40.	Please include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S- K.

We respectfully submit that the undertakings required by Item 512(a) are required for offerings pursuant to Rule 415 under the Securities Act, which does not apply to the Company’s proposed offering.

*            *             *

Please contact me at (415) 693-2199 or Jodie M. Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Andrew S. Williamson

Andrew S. Williamson

cc:	Burton M. Goldfield, TriNet Group, Inc.

William Porter, TriNet Group, Inc.

Gregory L. Hammond, TriNet Group, Inc.

Jodie M. Bourdet, Cooley LLP

Gordon K. Davidson, Fenwick & West LLP

Daniel J. Winnike, Fenwick & West LLP

Pieter Theron, Ernst & Young LLP